UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

IVANHOE MINES LTD.
(Exact name of registrant as specified in its charter)
Yukon, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 654, 999 Canada Place, Vancouver, British Columbia, Canada	V6C 3E1
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered

Common Share Purchase Rights	New York Stock Exchange NASDAQ Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1. Description of Registrant’s Securities to be Registered

On April 5, 2010, pursuant to a Shareholder Rights Plan Agreement (the “Shareholder Rights Plan” or the “Agreement”), dated as of April 5, 2010, by and between Ivanhoe Mines Ltd. (“Ivanhoe” or the “Company”) and CIBC Mellon Trust Company, as Rights Agent (the “Rights Agent”), the Board of Directors (the “Board of Directors”) of Ivanhoe, declared a distribution of one right (a “Right”) for each outstanding common share of the Company and any other securities or voting interests of Ivanhoe entitled to vote generally in the election of directors (collectively, the “Common Shares”) that were issued or deemed issued at the close of business on April 5, 2010 (the “Record Time”).  The Shareholder Rights Plan provides that one right (a “Right”) be issued in respect of each of the outstanding Common Share of Ivanhoe to shareholders of Ivanhoe (the “Shareholders”) as of the effective date of the Agreement, as well as in respect of each Common Share issued after the effective date of the Agreement and prior to the Separation Time (as defined below).  After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price (as defined below).

The summary of the Shareholder Rights Plan set out herein only includes the material terms and conditions of the Shareholder Rights Plan. The summary is qualified by and is subject to the full terms and conditions of the Shareholder Rights Plan.  The Shareholder Rights Plan is subject to confirmation by Shareholders at Ivanhoe’s 2010 annual and special meeting of Shareholders. Capitalized terms used but not otherwise defined herein will have meanings given such terms in the Shareholder Rights Plan.  A copy of the Shareholder Rights Plan is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Trading of Rights

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights will not be sent to Shareholders. Certificates for the Common Shares issued after the effective date of the Shareholder Rights Plan will contain a notation incorporating the Shareholder Rights Plan by reference. Until the Separation Time, or earlier termination or expiry of the Rights, the Rights are evidenced by and transferred with the associated Common Shares and the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with those Common Shares. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated Common Shares. The initial “Exercise Price” under each Right in order to acquire a Common Share is five times the Market Price at the Separation Time. “Market Price” is generally defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which, unless waived or deferred by the Board of Directors in the instances permitted by the Shareholder Rights Plan, is generally the close of business on the tenth trading day after the earliest to occur of:

(a)
a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Voting Shares (as defined in the Shareholder Rights Plan) (i.e. become an Acquiring Person) other than as a result of, among other things, (i) a reduction in the number of Common Shares outstanding, (ii) a “Permitted Bid” or a “Competing Permitted Bid” (each as defined below), (iii) certain specified “Exempt Acquisitions” (as defined below), (iv) an acquisition by a person of Voting Shares pursuant to a stock dividend or other “Pro Rata Acquisition” (as defined in the Shareholder Rights Plan); and (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person pursuant to (ii), (iii) or (iv), above;

(b)
the date of commencement of, or the first public announcement of an intention of any person (other than Ivanhoe or any of its subsidiaries) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid, together with the Voting Shares beneficially owned by that person (including affiliates, associates and others acting jointly or in concert therewith), would constitute 20% or more of the outstanding Voting Shares; and

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.

An “Exempt Acquisition” would include the acquisition of Voting Shares or securities convertible into Voting Shares (i) in respect of which the Board of Directors has waived the application of the Shareholder Rights Plan, (ii) pursuant to a distribution made under a prospectus or private placement provided that the person does not increase his, her or its ownership percentage (e.g. pursuant to a rights offering), (iii) pursuant to an amalgamation, arrangement or other statutory procedure requiring Shareholder approval, (iv) pursuant to certain equity incentive stock options plans of Ivanhoe, (v) pursuant to contractual arrangements currently in place between Rio Tinto International Holdings Limited and each of (a) Ivanhoe, and (b) Robert M. Friedland, (vi) pursuant to other contractual arrangements in respect of a Voting Share acquisition from treasury entered into by Ivanhoe with one or more Grandfathered Persons after the date of the Shareholder Rights Plan, and (vii) pursuant to the exercise of rights.

An Acquiring Person does not include a holder of 20% or more of the outstanding Voting Shares on the date the Shareholder Rights Plan was implemented (a “Grandfathered Person”), provided that such Grandfathered Person acquires no more Voting Shares, other than through one of the exemptions set out in the Shareholder Rights Plan. When the Shareholder Rights Plan was initially adopted, the only Grandfathered Persons were Rio Tinto International Holdings Limited, Robert M. Friedland and their respective affiliates.

As soon as practicable following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Common Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

When Rights Become Exercisable

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares that have an aggregate market value (as of the date of the Flip-in Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or certain transferees or any such person, will be void.

Permitted Bids

The Shareholder Rights Plan includes a “Permitted Bid” concept whereby a take-over bid will not trigger a separation of the Rights (and will not cause the Rights to become exercisable) if the bid meets certain conditions. A “Permitted Bid” is defined as an offer to acquire Voting Shares (which means Common Shares and any other shares in the capital of Ivanhoe entitled to vote generally in the election of all directors, or securities that are eligible to be converted into Voting Shares for cash or securities) made by means of a take-over bid circular where the Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) subject to the offer, together with Voting Shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and others acting jointly or in concert therewith), constitute 20% or more of the outstanding Voting Shares and that also complies with the following additional provisions:

(a)	the bid must be made to all the holders of Voting Shares as registered on the books of Ivanhoe, other than the offeror; and

(b)
the bid must also contain the following irrevocable and unqualified conditions: (i) no Voting Shares will be taken up or paid for prior to the close of business on the 60th day following the date of the bid and then only if more than 50% of the Voting Shares held by Independent Shareholders (as defined below) have been deposited or tendered to the bid and not withdrawn; (ii) Voting Shares may be deposited pursuant to the bid, unless it is withdrawn, at any time prior to the date shares are first taken up or paid for under the bid: (iii) Voting Shares deposited pursuant to the bid may be withdrawn until taken up or paid for; and (iv) if the deposit condition referred to in (b)(i) above is satisfied, the offeror will extend the bid for deposit of Voting Shares for at least 10 business days from the date such extension is publicly announced and, if such bid is a partial bid, not take up any Voting Shares under the bid until the expiry of such 10 business day period.

“Independent Shareholders” is defined generally as holders of Voting Shares other than (i) an Acquiring Person, (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) persons acting jointly or in concert with an Acquiring Person or offeror, and (v) employee benefit, stock purchase or certain other plans or trusts for employees of Ivanhoe or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Voting Shares.

Competing Permitted Bids

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid has been made and prior to expiry of such Permitted Bid that satisfies all of the provisions of a Permitted Bid, except that it must remain open for acceptance until at least the later of (i) 35 days after the date of the bid and (ii) 60 days after the earliest date on which another Permitted Bid then in existence was made, and only if at that date more than 50% of the Voting Shares owned by Independent Shareholders have been deposited to the Competing Permitted Bid and not withdrawn.

Redemption and Waiver

Under the Shareholder Rights Plan, the Board of Directors can (i) waive the application of the Shareholder Rights Plan to enable a particular take-over bid to proceed, in which case the Shareholder Rights Plan will be deemed to have been waived with respect to any other take-over bid made prior to the expiry of any bid subject to such waiver, or (ii) with the prior approval of the holders of Voting Shares or Rights, as the case may be, redeem the Rights at a redemption price of $0.00001 per Right at any time prior to a Flip-in-Event. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid or a Competing Permitted Bid.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Form of Resolution and Vote Required

In order to remain effective, the Shareholder Rights Plan must be approved by not less than a majority of the votes cast by both (a) all Shareholders present or represented by proxy at Ivanhoe’s 2010 annual and special of Shareholders to be held on May 7, 2010 (the “Meeting”), and (b) all Shareholders present or represented by proxy at the Meeting that are not “Grandfathered Persons” (i.e. Shareholders who already beneficially own 20% or more of the outstanding Voting Shares on the effective date) under the Shareholder Rights Plan. As of the date hereof, the only Grandfathered Persons under the Shareholder Rights Plan are Rio Tinto International Holdings Limited, Robert M. Friedland and their respective affiliates.

Under the Shareholder Rights Plan, the Grandfathered Persons will be permitted, without triggering a Flip-in Event, to acquire additional Common Shares pursuant to rights to acquire such Common Shares held by them on the effective date of the Shareholder Rights Plan. Otherwise, a Flip-in Event would be triggered upon the Grandfathered Person acquiring any additional Voting Shares (unless such acquisition is completed pursuant to one of the exemptions set out in the Shareholder Rights Plan).

Item 2. Exhibits

Exhibit Number	Description of Exhibit

4.1	Shareholder Rights Plan Agreement, dated as of April 5, 2010, by and between Ivanhoe Mines Ltd. and CIBC Mellon Trust Company, as Rights Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ivanhoe Mines Ltd.

Date April 5, 2010	By:	/s/ Beverly A. Bartlett
Name: Beverly A. Bartlett
Title: VP & Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

4.1	Shareholder Rights Plan Agreement, dated as of April 5, 2010, by and between Ivanhoe Mines Ltd. and CIBC Mellon Trust Company, as Rights Agent.